Via Facsimile and U.S. Mail
Mail Stop 4720

June 30, 2009

Kari Stefansson
Chairman, Chief Executive Officer and President
deCODE genetics, Inc.
Sturlugata 8
IS-101 Reykjavik, Iceland

> **Re: deCODE genetics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2009**
> **File No. 000-30469**

Dear Mr. Stefansson:

We have completed our review of the above proxy statement. We have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc. Christine Beyer Savoca
 Of Counsel
 Stevens & Lee P.C.
 600 College Road East
 Suite 4400
 Princeton, NJ 08540